SHIN
CORPORATION

09046501

May 15, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 039/2009 and SH 040/2009**

  Subject: 1.) Notification of the Resolutions of Board of Directors Meeting No. 4/2009 of Shin Corporation Plc.
  2.) Submission of Audited financial statements for the first quarter of Year 2009

  Date: May 15, 2009

  Attachment: Submission of the Financial Statements for the first quarter of Year 2009 and Management's Discussion and Analysis for the first quarter of Year 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

dlw 7/9

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

SHIN
CORPORATION

May 15, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 039/2009 and SH 040/2009**

  Subject: 1.) Notification of the Resolutions of Board of Directors Meeting No. 4/2009 of Shin Corporation Plc.
  2.) Submission of Audited financial statements for the first quarter of Year 2009

  Date: May 15, 2009

  Attachment: Submission of the Financial Statements for the first quarter of Year 2009 and Management's Discussion and Analysis for the first quarter of Year 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 15, 2009

SH 039/2009

May 15, 2009

Subject: Notification of the Resolutions of Board of Directors Meeting No. 4/2009 of Shin Corporation Plc. ("the Company")

To: The President
The Stock Exchange of Thailand

We would like to inform you that at Board of Directors Meeting No. 4/2009 held on May 15, 2009 at 2.00 p.m. at the Board Room on the 20th floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400, passed the following resolutions:

1. Certified the Minutes of Board of Directors Meeting No. 3/2009 held on March 19, 2009;

2. Approved the balance sheet, statement of income, and statement of cash flow for the first quarter of 2009 ending March 31, 2009;

3. Acknowledged the resignation of Dr. Dumrong Kasemset from the Member of the Executive Committee and the Member of the Strategic and Organizational Review Committee effective from May 13, 2009.

Summary Translation Letter
To the Stock Exchange of Thailand
May 15, 2009

SH 040/2009

May 15, 2009

Subject: Submission of reviewed financial statements for Quarter 1/2009

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for Quarter 1/2009;
2. Summary of the Company's operating results (Form F45-3);
3. Management Discussion and Analysis for Quarter 1/2009

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 4/2009, held on May 15, 2009, approved the balance sheets, statements of income and cash flow statements for Quarter 1/2009, ended March 31, 2009. The Company would like to submit the copies of financial statements and clarify the operating results as follow:

The Company's operating results (Cost Method)

Unit: million baht

Baht million	Quarter 1/2009	Quarter 1/2008	% Change
Other income	12.7	18.3	-30.6
Total	12.7	18.3	-30.6
Less operating expenses (net)	74.0	54.1	-36.8
Operating loss	-61.3	-35.8	-71.2
Less impairment loss on investment	-	87.0	100.0
Net loss	**-61.3**	**-122.8**	**50.1**

The Company made a net loss of 61.3 million baht under the cost method in Quarter 1/2009, an improved from the net loss of 122.8 million baht or 50.1% in Quarter 1/2008, which was because the Company reported an impairment loss on investment in Payment Solution Co., Ltd. (PSC) of 87 million baht in Quarter 1/2008.

Consolidated operating results

The Company had a net profit attributable to equity holders of the Company for Quarter 1/2009 of 1,746.6 million baht, decrease by 3.2% from 1,803.6 million baht in the same period of last year.

Baht million	Quarter 1/2009	Quarter 1/2008	% change
Shin Corporation Plc. and others	-44.1	-193.9	77.3
Local wireless telecommunications - ADVANC	2,012.4	2,026.4	-0.7
Satellite & International businesses - THCOM	-90.6	103.5	-187.5
Media & Advertising businesses	-131.1	-132.4	0.9
Net profit attributable to equity holder of the Company	**1,746.6**	**1,803.6**	**-3.2**

1. In Quarter 1/2008, the Company recorded the impairment loss on asset and investment in PSC of 86.7 million baht and 60.2 million baht respectively. In Quarter 1/2009 there is no impairment loss on this investment as the Company had divested this investment in April 2008.

2. The share of the net result from local wireless telecommunications operated by Advanced Info Service Plc. (ADVANC) slightly decreased. This was mainly a result of the decrease in revenue following the recession of economic.

3. The Satellite & International businesses operated by Thaicom Plc. (THCOM) contributed net loss of 90.6 million baht mainly from lower revenue of iPSTAR business following lower user terminal sold and a loss on foreign exchange of 110.2 million baht as a result of baht depreciation. While there was a gain on foreign exchange of 490.7 million baht in Quarter 1/2008 as a result of baht appreciation.

4. The Media & Advertising businesses reported a loss of 131.1 million baht mainly due to an accrued interest on unpaid operating agreement fee of ITV Plc.

Summary Translation Letter
To the Stock Exchange of Thailand
May 15, 2009

SH 041/2009

May 15, 2009

Subject: Clarifying news regarding SHIN's investment in Montenegro

To: The President
The Stock Exchange of Thailand

According to Reuter's report on May 15, 2009 mentioned that Shin Corporation Public Company Limited (the "Company") is interested in investment in the mobile phone business in Montenegro, and the Company already sent the Company's representative to Montenegro in order to submit the offer in respect of investment in such mobile phone business.

The Company would like to inform that the Company has no plan to enter into the mobile phone business in Montenegro and has never sent any representative to Montenegro according to such news.

MANAGEMENT'S DISCUSSION ON AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

We are a holding company and conduct our business mainly in telecommunications and media and advertising businesses. Our discrete business segments are mainly local wireless telecommunications which manage through Advanced Info Service PLC "AIS"; satellite and international businesses which manage through Thaicom Public Company Limited "THCOM" and its jointly-controlled entity who operates telecommunications in Cambodia and Laos; media and advertising businesses which manage through ITV Public Company Limited "ITV" and Matchbox Company Limited "Matchbox" and other which primarily through CS Loxinfo Public Company Limited "CSL".

ITV had operated a free-to-air television broadcasting station in Thailand until its license was revoked by the Prime Minister's Office (the "PMO") on March 7, 2007 and the company had to cease operations. As a result of this, there is no revenue from ITV included in the media and advertising businesses since then. This matter is currently subject to arbitration proceedings and the outcome cannot be predicted. The dispute of ITV has been included in the notes to the financial statement.

Our consolidated profit attributable to equity of the Company for the three-month period ended March 31, 2009 was Baht 1,746.6 million based upon total consolidated revenue of Baht 4,139.7 million. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our local wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the three-month ended March 31, 2009, was Baht 2,012.4 million, contributed 48.6% of our total consolidated revenue and contributed 115.2% of our consolidated net profit attributable to equity holders of the Company. For a discussion on and analysis of the results of operations of AIS Group, please see "MD&A of AIS" below.

Reclassification of accounts

Started from 1Q09, our financial statements, including the comparable period, have been reclassified to conform to the Pronouncement of the Department of Business Development "Determination of items in the financial statements B.E. 2552".

The Company's operations (cost method)

The following table provides the Company's statements of income for the period indicated. This table should be read together with the Company's financial statements.

	For the three-month ended March 31,			
	2009		2008	
	(in millions of Baht)		(in millions of Baht)	
Other income	12.7	*100.0%*	18.3	*100.0%*
Total revenues	12.7	*100.0%*	18.3	*100.0%*
Administrative expenses	45.1	*355.1%*	26.7	*145.9%*
Impairment loss on investment in a subsidiary	-	-	87.0	*475.4%*
Management benefit expenses	28.9	*227.6%*	27.3	*149.2%*
Total expenses	74.0	*582.7%*	141.1	*770.5%*
Loss before financial costs	(61.3)	*482.7%*	(122.8)	*670.5%*
Financial costs	(0.1)	*0.8%*	-	-
Net loss for the period	(61.4)	*483.5%*	(122.8)	*670.5%*

The Company's net results

The Company's net loss decreased 50.0% from loss of Baht 122.8 million in 1Q08 to loss of Baht 61.4 million in 1Q09. This was mainly due to the impairment loss and the provision for a capital injection according to the share purchase agreement on our investment in Payment Solution Co., Ltd "PSC" in the amount of Baht 87.0 million in 1Q08.

The following table provides the Company's balance sheets for the period indicated. This table should be read together with the Company's financial statements.

	As at March 31,			
	2009		2008	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	1,635.7	*11.5%*	1,726.5	*12.1%*
Other current assets	22.0	*0.2%*	17.9	*0.1%*
Investments in subsidiaries, associates and jointly-controlled entities	12,502.4	*87.8%*	12,502.4	*87.2%*
Other assets	79.0	*0.6%*	83.2	*0.6%*
Total assets	14,239.1	*100.0%*	14,330.0	*100.0%*
Total liabilities	36.9	*0.3%*	66.4	*0.5%*
Shareholders' equity				
Share capital	3,201.1	*22.3%*	3,201.1	*22.3%*
Premium on share capital	10,197.3	*71.2%*	10,197.3	*71.2%*
Legal reserved	500.0	*3.5%*	500.0	*3.5%*
Retained earnings	303.8	*2.1%*	365.2	*2.5%*
Total shareholders' equity	14,202.2	*99.7%*	14,263.6	*99.5%*
Total liabilities and shareholders' equity	14,239.1	*100.0%*	14,330.0	*100.0%*

The Company's balance sheets

Total assets as at March 31, 2009 slightly decreased when compared to the total assets as at December 31, 2008. Total liabilities decreased 44.4%, mainly because of the drop in accrued expenses. As at March 31, 2009, the shareholders' equity was Baht 14,202.2 million, a decreased from Baht 14,263.6 million as at December 31, 2008. This was due to 1Q09 loss of Baht 61.4 million.

Group operations (consolidation method)

The following tables provide a breakdown of our total consolidated revenue by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the years indicated. This table should be read together with our consolidated financial statements.

	Year Ended March 31,			
	2009 (in millions of Baht)		2008 (in millions of Baht)	
Revenue:				
Revenue from sales of goods and rendering of services:				
- Telephone network in foreign entities (other than AIS)	591.9	*14.3%*	423.0	*8.8%*
- Satellite	1,093.7	*26.4%*	1,352.3	*28.2%*
- Media and advertising	260.7	*6.3%*	325.2	*6.8%*
- Others*	126.1	*3.0%*	98.2	*2.1%*
Total revenues from sales of goods and rendering of services	2,072.4	*50.1%*	2,198.7	*45.9%*
Gain on foreign exchange	-	-	490.7	*10.2%*
Other incomes	29.0	*0.7%*	52.2	*1.1%*
Share of profits from investments – equity method:				
- AIS (local wireless telecommunication)	2,012.4	*48.6%*	2,026.4	*42.3%*
- Other	25.9	*0.6%*	26.7	*0.5%*
Total share of net results from investments—equity method	2,038.3	*49.2%*	2,053.1	*42.8%*
Total revenue	4,139.7	*100.0%*	4,794.7	*100.0%*
Expenses:				
Costs of sales of goods and rendering of services	1,678.0	*40.5%*	1,800.1	*37.5%*
Operating agreement fees	135.3	*3.3%*	110.5	*2.3%*
Loss on provision for interest of unpaid operating agreement fee	106.6	*2.6%*	107.8	*2.2%*
Selling expenses	52.0	*1.3%*	49.2	*1.0%*
Administrative expenses	370.9	*9.0%*	439.3	*9.2%*
Loss on foreign exchange	110.2	*2.7%*	-	-
Impairment loss on investment in a subsidiary	-	-	60.2	*1.3%*
Management benefit expenses	42.8	*1.0%*	56.1	*1.2%*
Total expenses	2,495.8	*60.4%*	2,623.2	*54.7%*
Profit before finance costs and income tax expenses	1,643.9	*39.6%*	2,171.5	*45.3%*
Finance costs	(106.7)	*(2.6)%*	(151.5)	*(3.1)%*
Income tax expense	76.8	*1.9%*	(70.4)	*(1.5)%*
Profit for the period	1,614.0	*38.9%*	1,949.6	*40.7%*
Attributable to:				
Equity holders of the Company	1,746.6	*42.2%*	1,803.6	*37.6%*
Minority interest	(132.6)	*(3.3)%*	146.0	*3.1%*
	1,614.0	*38.9%*	1,949.6	*40.7%*

Remark * Includes Internet, direct satellite television, information technology businesses and consolidation eliminations

Revenues

Total revenue decreased 13.7% from Baht 4,794.7 million in 1Q08 to Baht 4,139.7 million in 1Q09. However, total revenue, excluding gain on exchange rate in 1Q08, decreased 3.8% as a result of the decline of sale and service revenues.

Revenue from sales and services decreased 5.7% from Baht 2,198.7 million in 1Q08 to Baht 2,072.4 million in 1Q09, mainly as a result of the decrease in revenues from satellite business and media and advertising businesses, although this was offset by an increase in revenues from telephone networks in foreign entities and other businesses.

Revenue from the telephone networks in foreign entities, in Cambodia and Laos increased 39.9% from Baht 423.0 million in 1Q08 to Baht 591.9 million in 1Q09. This was primarily because of the continued growth of subscribers from both countries, especially from prepaid mobile. Also, in 1Q09, the revenue from 3G mobile service was started to recognized in Laos.

In Laos, total telephone subscribers, including mobile and fixed line, increased 24.0% to 1.03 million in 1Q09 from 0.83 million in 1Q08. This was primarily due to the growth of prepaid mobile market and the 3G mobile service of prepaid GSM network. Consequently, ARPU of prepaid mobile increased 1.2%. But PSTN ARPU decreased 1.2% mainly because of the change in customer behavior.

In Cambodia, the telephone subscribers increased 84.1% to 0.93 million in 1Q09 from 0.50 million in 1Q08, primarily due to the expanding its base stations to cover upcountry and main cities. ARPU increased by 15.5% because of marketing campaign and promotion.

Satellite revenue decreased 28.2% from Baht 1,352.3 million in 1Q08 to Baht 1,093.7 million in 1Q09, primarily because of the decrease in sale revenue from UT of IPSTAR, although this was offset with the increase in revenues from transponder lease of conventional satellite and from bandwidth of IPSTAR, following the higher usage of bandwidth.

Media and advertising revenues decreased 64.5% from Baht 325.2 million in 1Q08 to Baht 260.7 million in 1Q09, primarily due to the decrease in advertising spending of customer as a result from the recession of economic.

Others increased 45.3% from the sale of satellite dish and equipments of direct television (DTV) in Cambodia and Laos. The sale of DTV increased 0.24 million sets from 1Q08 to 0.38 million sets in 1Q09. In addition, in Cambodia, the revenue from internet increased due to the internet users and the rate charged that rose.

Share of profits from investments, using equity method, decreased 0.7% from Baht 2,053.1 million in 1Q08 to Baht 2,038.3 million in 1Q09. The main contributor was from AIS and its subsidiaries.

In 1Q09, the profit of standalone AIS Group was Baht 4,567.3 million compared to Baht 5,123.7 million in 1Q08 (the net profit did not included derivative adjustment that we adjusted to our share of profits from AIS Group result). The decrease were mainly from the drop in voice call usage and international roaming following the economic slow down and lower number of tourists as a result of the political impact. Also, the rise of amortization of new investment in network and the utility expenses of new base station following the higher number of base station when compared to the same period last year. For a discussion and analysis of the results of operations of AIS, please see MD&A of AIS below.

Expenses

Total expenses decreased 4.9% from Baht 2,623.2 million in 1Q08 to Baht 2,495.8 million in 1Q09. However, total expenses of 1Q09, excluding loss on exchange rate, decreased 9.1%, primarily from the decrease in costs of sales of goods and rendering of services, administrative expenses and impairment loss on investment.

Cost of sales and services decreased 6.8% from Baht 1,800.1 million in 1Q08 to Baht 1,678.0 million in 1Q09, primarily due to cost of service of media and advertising businesses, following the decrease of its revenue. Moreover, cost of IPSTAR sales decreased as a result from lower UT sales, although this was offset with higher cost of gateway and telephone networks in foreign entities, following the growth of sale in Cambodia and Laos.

Operating agreement fees from satellite business and telephone networks in foreign entities, rose from Baht 110.5 million in 1Q08 to Baht 135.3 million in 1Q09, responding to the growth of revenue, mainly from telephone network in Cambodia.

Administrative expenses decreased 15.6% from Baht 439.3 million in 1Q08 to Baht 370.9 million in 1Q09, primarily due to a decrease in impairment loss of assets of PSC, which we sold our investment in PSC in April 2008. Also, a decrease in professional fee relevant to the reschedule of loan repayment of our satellite business, although this was offset with the increase in staff costs.

Impairment loss on investment in a subsidiary, in 1Q08, we recorded an impairment loss on our investment in PSC Baht 60.2 million.

Loss on foreign exchange rate was Baht 110.2 million in 1Q09 as the Baht depreciated against the U.S. dollar while, in 1Q08, we had gain of Baht 490.7 million. This can be attributed to the appreciation of the Baht against the U.S. dollar.

Profit before finance costs and tax

As a result of the foregoing, the profit before finance costs and tax decreased 24.3% from Baht 2,171.5 million in 1Q08 to Baht 1,643.9 million in 1Q08.

Finance costs

Our finance costs decreased by 29.6% from Baht 151.5 million in 1Q08 to Baht 106.7 million in 1Q09 primarily due to the repayment of loans of THCOM which related to the IPSTAR and Thaicom 5 projects in 2Q08 and 4Q08 and the loan repayment of DTV in 3Q08 and 1Q09.

Income tax

There was an income tax surplus of Baht 76.8 million in 1Q09 as a result from an operating loss of satellite business while compare to an income tax expense at Baht 70.4 million in 1Q08. This was because our satellite and telephone networks in foreign entities businesses had an operating profit.

Net results attributable to minority interests, mainly in THCOM

We recorded the loss from our subsidiaries shared to minority in the amount of Baht 132.6 million in 1Q09, following the consolidated loss of satellite and international businesses. But, in 1Q08, we recorded the gain shared to minority in the amount of Baht 146.0 million as a result from the consolidated profit of satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the aforementioned items, our net results dropped from Baht 1,803.6 million in 1Q08 to Baht 1,746.6 million in 1Q09.

0.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at			
	March 31, 2009		December 31, 2008	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	3,979.5	*6.1%*	3,772.3	*6.0%*
Other current assets	2,091.9	*3.2%*	2,609.4	*4.1%*
Investments in associates	33,275.8	*51.1%*	31,237.5	*49.4%*
Long-term investments	742.0	*1.1%*	413.1	*0.7%*
Property and equipment, net	5,715.7	*8.8%*	5,608.2	*8.9%*
Property and equipment under operating agreements, net	16,666.9	*25.6%*	17,068.6	*27.0%*
Other assets.	2,678.3	*4.1%*	2,545.7	*3.9%*
Total assets	65,150.1	*100.0%*	63,254.8	*100.0%*
Total current liabilities	7,977.5	*12.2%*	7,890.9	*12.5%*
Long-term borrows	7,896.2	*12.1%*	7,726.4	*12.2%*
Other non-current liabilities	1,075.4	*1.7%*	1,077.1	*1.7%*
Total liabilities	16,949.1	*26.0%*	16,694.4	*26.4%*
Total shareholders' equity	48,201.0	*74.0%*	46,560.4	*73.6%*
Total liabilities and shareholders' equity	65,150.1	*100.0%*	63,254.8	*100.0%*

Assets

The cash & cash equivalents and current investment were Baht 3,979.5 million, slightly increased from December 31, 2008. The investment in associates increased 6.5%, mainly from the increase in investment in AIS, as a result from share of net result in 1Q09. Property and equipment under operating agreements dropped 2.4% due to the depreciation and amortization of assets related to our satellite business.

Liabilities

As at March 31, 2009, the consolidated liabilities increased by Baht 254.7 million mainly due to the foreign exchange translation of foreign currency loan which was affected by the depreciation of the Baht against the U.S dollar.

Shareholders' equity

The consolidated shareholders' equity increased from December 31, 2008, due to the net profit of 1Q09.

Cash Flow

The following table summarizes our consolidated cash flows for the periods indicated:

	Three-month ended March 31,	
	2009	2008
	(in millions of Baht)	(in millions of Baht)
Net cash provided by operating activities	843.6	746.9
Net cash used in investing activities	(632.8)	(223.7)
Net cash used in financing activities	(8.9)	(45.4)
Net increase (decrease) in cash & cash equivalents and current investment	201.9	477.8
Cash & cash equivalents and current investment at beginning of period	3,772.3	6,446.7
Effects of exchange rate changes on balances held in foreign currencies	5.3	8.2
Cash & cash equivalents and current investment at end of period	3,979.5	6,932.7

As at March 31, 2009, consolidated cash & cash equivalents and current investment were Baht 3,979.5 million, an increase of Baht 201.9 million (excluding the effects of exchange rate changes on balances held in foreign currencies) from the end of the year 2008, while the consolidated cash & cash equivalents and current investment as at 31 March 2008 had increased by Baht 477.8 million since the end of 2007.

Net cash flows provided by operating activities

The consolidated cash flow provided by operating activities was Baht 843.6 million, an increase of 12.9% from 1Q08 mainly due to the increase in cash received from account receivable.

Net cash flows used in investing activities

In 1Q09, the consolidated cash flow used in investing activities was Baht 632.8 million, an increase of 182.9% from 1Q08. This was because of the increment of cash used in property and equipment and long-term investment.

Net cash flows used in financing activities

The consolidated cash flows used in financing activities was Baht 8.9 million decreased 80.4% from 1Q08, mainly, from the reduction in repayment of loans.

OVERVIEW

1Q09 result reflected a slight improvement from the weak 4Q08 which was affected by political tension and airport closure. Service revenue excluding IC grew 1.6% q-o-q while margin improved from lower seasonal expenses. Y-o-y trend nevertheless remained weak from the slowdown in economy and dampened consumer sentiment. The revenue growth guidance remained at 3-4% despite of the slowdown in 1Q09 as recovery is expected in the second half of the year when the overall economic activities should be rising following the government stimulus packages. However, AIS is highly keen on controlling operational expenses this year amidst the weakness and uncertainty of external factors. Maintaining financial flexibility and generating strong cash flow from opearation will be essential to weather the economic downturn.

Subscriber acquisition during the quarter was targeted for the quality of revenue the subscribers will generate. Dealers are provided with renewed incentives to support company's strategy of quality subscription. Meanwhile, price competition was relatively stable, no significant aggressive price plans that created disturbance to price stability. Rather, competition was focused on retention of existing customers to protect usage in a weak consumer spending atmostphere. Key organic growth of subscribers remained from the upcountry market, in particular the Northeastern region.

Brand activities to carry the communication of new corporate icon (Oon-jai) were continued during 1Q09, as well as the refreshment of postpaid brand under the concept "GSM Advance Smart Life". The price plans launched for postpaid product were also designed following the new concept "Mix and Match" while prepaid price plans focused on freedom to customers calling behavior. Campaigns in the growing upcountry market were as well significant, targeting localized price plans and content. One of the key success rural campaigns in the past two years and is carried on this year is "Sawasdee Luk Tung Tour Thai", an organized nationwide concert of upcountry music catering several popular upcountry singers in each geographical region of Thailand.

AIS kept its cash outstanding on balance sheet at exceptionally high level of Bt30bn. This high level of cash came from solid cash generated from operation of Bt12bn, as well as the issuance of Bt7.5bn new debenture in January. The purpose to maintain high cash level earlier in the year is to secure the cash need throughout the year and provide the highest flexibility for the company to weather any possible economy slowdown. The resolution from the annual general meeting of shareholders also approved the issuing and offering of debenture amounted not exceeding Bt15bn in preparation for the potential upcoming 3G license which would require an increase in capex and bidding fee.

OPERATIONAL HIGHLIGHTS

Net additions of 272k for 1Q09, slowdown with the acquisition strategy focused on quality

ARPU and Usage continued to declined y-o-y but was more stable q-o-q

Subscriber recorded 27.6m, representing 0.27m net additions for the quarter which slowed down from 0.54m in 4Q08 and 0.98m in 1Q08. The slowdown in subscriber addition reflects the company's strategy this year to focus on gaining quality subscriptions that would generate more sustainable ARPU while high subscriber growth during 2007-08 was heavily driven by multi-SIM users. Rural market was the key driver for subscriber additions and remains as strong growth area for organic penetration.

ARPU & MOU was more stabilized as a result of improved quality of subscription, with both ARPU and MOU being flat q-o-q but continued to decline y-o-y. Blended ARPU was flat q-o-q at Bt241 but down 14% y-o-y from Bt280 while blended MOU was flat q-o-q at 271 minute/sub/month but down 6.6% y-o-y.

SIGNIFICANT EVENTS

Revised guidance for FY09: *please refer to page 6.*

Change in financial reporting: *in accordance to the announcement by the Department of Business Development, Ministry of Commerce*

Profit & Loss Statement	*Previous reporting*	*New reporting*
Management benefit	*Directors' remuneration*	*Directors' remuneration + other management benefit*
Financial cost	*Interest expense*	*Interest expense + other financial cost*
SG&A	*SG&A (includes other management benefit and other financial cost)*	*Selling expense (marketing expense) Administrative expense (i.e. staff cost, bad debt, depreciation)*

FINANCIAL RESULTS

***Service revenue excluded IC** fell 4.1% y-o-y from weak usage affected by slow economy*

***EBITDA** fell 5% y-o-y but improved in margin from lower sales and higher net IC*

***Net profit** of Bt4,567m fell 11% y-o-y from higher amortization*

Service revenue excluding IC (Bt million)	1Q08		4Q08		1Q09		y-o-y	q-o-q
Voice revenue	16,330	76.2%	15,458	76.4%	15,422	75.1%	-5.6%	-0.2%
Postpaid (voice)	3,786	17.7%	3,740	18.5%	3,674	17.9%	-3.0%	-1.7%
Prepaid (voice)	12,543	58.5%	11,718	57.9%	11,747	57.2%	-6.3%	0.2%
Non-voice revenue	2,681	12.5%	2,930	14.5%	3,168	15.4%	18.1%	8.1%
International roaming	1,147	5.4%	678	3.4%	832	4.0%	-27.5%	22.7%
Others (IDD, other fees)	1,268	5.9%	1,157	5.7%	1,125	5.5%	-11.3%	-2.8%
Total service revenue excl. IC	**21,426**	**100.0%**	**20,222**	**100.0%**	**20,546**	**100.0%**	**-4.1%**	**1.6%**

Service revenue exclude IC in 1Q09 was Bt20,546m, grew 1.6% q-o-q from the weak 4Q08 as a result of airport closure. The q-o-q growth was supported by strength of non-voice service and the partly recovered international traffic from foreign roamers. On y-o-y basis, service revenue excl. IC declined 4.1% y-o-y driven by weaker usage on voice call reflecting softness in consumer demand following the economy slowdown. Also, international roaming and international call were affected by lower number of tourists following the political impact.

Voice revenue declined 5.6% y-o-y as both prepaid and postpaid voice usage continued to soften. Compared to 4Q08, voice revenue slightly fell by 0.2% q-o-q due to weak postpaid usage while prepaid was stable. Pricing was relatively stable during the quarter with price plans targeted to retain subscriber usage.

Non-voice revenue was the main contributor to the overall growth, guarding against softness in voice revenue. It continued to grow 18% y-o-y and 8.1% q-o-q mainly from strong subscriber growth and usage on mobile internet (EDGE/GPRS) which grew 41% y-o-y and contributed 24% of total non-voice revenue in 1Q09. Content revenue also grew 37% y-o-y driven by more variety of content particularly the music-related ones. The q-o-q growth was driven by SMS traffic which picked up during the festive (New Year greetings) season.

Interconnection (Bt million)	1Q08	4Q08	1Q09	y-o-y	q-o-q
Revenue	4,256	3,854	3,721	-12.6%	-3.5%
Cost	4,139	3,507	3,447	-16.7%	-1.7%
Net Interconnection	117	347	273	133.8%	-21.2%
Cost of service excl.IC (Bt million)					
Amortization	4,380	4,569	4,596	4.9%	0.6%
Base station rental & utility	611	652	651	6.6%	-0.1%
Maintenance	425	472	428	0.6%	-9.4%
Others	945	945	944	-0.1%	-0.1%
SG&A (Bt million)					
Marketing expense	642	1,269	519	-19.1%	-59.1%
Administrative expense	1,894	1,967	1,896	0.1%	-3.6%
SG&A expenses	2,535	3,235	2,415	-4.7%	-25.3%
%marketing to total revenue	2.2%	4.8%	2.0%		
%bad debt to postpaid revenue	2.5%	3.9%	3.6%		
%SG&A to total revenue	8.9%	12.3%	9.2%		

International roaming (IR) were down 28% y-o-y as the political situation plunged the tourist arrival. However, when compared to 4Q08 that faced airport closure, the traffic during the quarter improved resulted in 23% q-o-q increase in roaming revenue.

Other revenue declined 11% y-o-y and 2.8% q-o-q mainly from the weak in **international call (IDD)** also affected from lower tourists.

Net interconnection (IC) was Bt273m declined from Bt347m in 4Q08 but increased from Bt117m in 1Q08. Both outgoing and incoming traffic continued to decline while outgoing traffic was 48% and on-net traffic was 77%.

Sales revenues for 1Q09 declined 32% y-o-y and 7.8% q-o-q due to weaker demand for new handsets as consumer spending contracted. **Sales margin** fell to 2.2% from 7.6% in 1Q08 but increased from -0.2% in previous quarter when there was stock clearance.

Cost of service exclude IC rose 4% y-o-y from higher network amortization which increased 5% y-o-y as new investment is amortized over a shorter remaining period of BTO contract. Utility also rose 6.6% y-o-y following the higher number of base stations (currently 14,900 BTS compared to 12,800 in 1Q08). On q-o-q basis, cost of service was relatively stable at -0.3% as amortization slightly increased 0.6% and utility was flat at -0.1% while network maintenance declined 9% q-o-q.

Marketing expense fell 19.1% y-o-y and 59% q-o-q from the usually high seasonal marketing spending in 4Q. While brand activities on both corporate icon (Oon-jai) and postpaid GSM advance continued in 1Q09, marketing spending was only 2% of total revenue, significantly below the 3% budget for the full year.

Administrative expense was flat y-o-y but declined 3.6% q-o-q due to lower staff cost. **Bad debt provision** (booked under admin expense) was 3.6% of postpaid revenue, a level that reflected reasonable growth of new postpaid subscription. The figure appeared high when compared to 2.5% in 1Q08, the period when the issue on low quality subscribers was just resolved. On q-o-q basis, bad debt was lower from 3.9% in 4Q08.

Other income declined 4.1% y-o-y to Bt184m from 192m in 1Q08 and fell 26% q-o-q from Bt249m in 4Q08 as there was one-off gain from a long outstanding payable in 4Q.

EBITDA (Bt million)	1Q08	4Q08	1Q09	y-o-y	q-o-q
Operating profit	**7,714**	**5,869**	**6,849**	**-11.2%**	**16.7%**
Depreciation PPE	755	759	765		
Network amortization	3,846	4,054	4,075		
Gain (loss) on disposals of PPE	0	5	-1		
Management benefit	-33	-17	-17		
Other financial cost	-20	-30	-20		
EBITDA	**12,277**	**10,640**	**11,652**	**-5.0%**	**9.5%**
EBITDA margin	42.9%	40.5%	44.3%		

Financial Cost	1Q08	4Q08	1Q09	y-o-y	q-o-q
Interest expenses	374	440	488	30.4%	11.0%
Other financial costs	20	30	20	-1.7%	-34.4%
Financial cost	**394**	**469**	**508**	**28.8%**	**8.2%**

EBITDA was Bt11,652m fell 5% y-o-y from the decline in both service revenue and sales. EBITDA margin nevertheless improved to 44.3% from 42.9% in 1Q08 due to improvement in net IC receipt as well as the lower proportion of handset sales which usually contributes minimal margin. On q-o-q basis, despite of flat revenue, EBITDA rose 9.5% while EBITDA margin also improved by 380bpsdue to lower marketing spending and staff cost.

Financial cost rose 29% y-o-y and 8.2% q-o-q, due to increase in outstanding debt to Bt39bn from Bt26bn in 1Q08 and Bt34bn in 4Q08.

Net profit was Bt4,567m in 1Q09 improved from Bt420m in the previous quarter mainly due to the goodwill impairment of Bt3,553m in 4Q08. Normalized net profit declined 11.1% y-o-y as revenue fell and amortization increased. On q-o-q basis, normalized net profit grew 14.9% from Bt3,973m in 4Q08 as a result of lower SG&A expense.

Consolidated (Bt million)	Tax deductible	Where	1Q08	4Q08	1Q09	y-o-y	q-o-q
Net income			**5,124**	**420**	**4,567**	**-10.9%**	**986.3%**
Add: Impairment of DPC goodwill	*No*	*Impairment loss*	-	3,553	-		
Goodwill write-off*	*No*	*SGA*	15	-	-		
Normalized net income			**5,139**	**3,973**	**4,567**	**-11.1%**	**14.9%**

** Recognized in 1Q08 from sales of equity stake in a subsidiary, ADC*

Balance sheet structure

Bt million	4Q08	%to total asset	1Q09	%to total asset
Cash	16,325	12.7%	30,053	21.8%
ST investment	140	0.1%	20	0.0%
Trade receivable	5,790	4.5%	5,094	3.7%
Inventories	1,593	1.2%	1,266	0.9%
Other	3,048	2.4%	2,536	1.8%
Current Asset	**26,896**	**21.0%**	**38,968**	**28.3%**
Networks and PPE	81,189	63.4%	79,318	57.6%
Intangible asset	6,538	5.1%	6,529	4.7%
Defer tax asset	10,075	7.9%	10,075	7.3%
Others	3,383	2.6%	2,753	2.0%
Total Assets	**128,081**	**100.0%**	**137,644**	**100.0%**
Trade accounts payable	4,263	3.3%	3,826	2.8%
CP of LT loans	7,038	5.5%	3,889	2.8%
Accrued R/S expense	2,719	2.1%	4,058	2.9%
Others	10,839	8.5%	10,781	7.8%
Current Liabilities	**24,860**	**19.4%**	**22,553**	**16.4%**
Total interest-bearing debt	34,329	26.8%	39,084	28.4%
Total Liabilities	**54,646**	**42.7%**	**59,596**	**43.3%**
Total Equity	73,436	57.3%	78,048	56.7%

Total asset in 1Q09 was Bt137,644m, increased from Bt128,081m in 4Q08, caused by sharp increase in cash to Bt30,053m from Bt16,325m in 4Q08 as AIS issued Bt7.5bn debentures during the quarter. While networks, property and equipment dropped 2.3% q-o-q as amortization of assets was higher than new capex.

Liquidity As cash significantly built up during 1Q09, the Company has higher level of liquidity with increased current ratio to 1.73 from 1.08 in 2008. Current liabilities also declined as the Company repaid Bt3.2bn of long-term loan and debentures, resulted in reduction of current portion of long-term loan to Bt3,889m from Bt7,038m in 4Q08.

Debentures and loans increased to Bt39,084 from Bt34,329 at end of 2008. AIS issued 3.5-year and 5-year debentures in total of Bt7.5bn during the quarter. This drawdown was prepared to replace the upcoming retired debentures for 2009, Bt3.2bn of which was due in March and another Bt3.4bn to be due in September. In addition, AIS also got shareholder's approval for additional Bt15bn debenture this year in preparation of investment in 3G. Average cost of debt during 1Q09 was 4.8% while all foreign debt was fully hedged.

Capital structure Despite of higher debt, net debt was lower to Bt9,031m from Bt18,005m. Capital structure therefore remained strong with debt ratio (total liabilities/total assets) stable at 43% while net debt to equity fell to 12% from 25% in 4Q08.

	Balance	Repayment	Repayment				
Unit: million	**1Q09**	**3Q09**	**2010**	**2011**	**2012**	**2013**	**2014**
Long term loan[1]	16,189	460	457	9,938	449	447	2,886
Debenture[2]	22,895	3,427	-	4,000	5,000	8,000	2,500
Total debt	**39,084**	**3,887**	**457**	**13,938**	**5,449**	**8,447**	**5,386**

Bt million	4Q08	1Q09
Debt ratio	43%	43%
Net debt to equity	25%	12%
Total liabilities to equity	74%	76%

(1) includes swap contract; (2) includes bond issuing cost

Cash Flow

Cash flow position remained strong to supported both CAPEX and debt repayment. For 1Q09, the Company generated operating cash flow of Bt12bn, which slightly decreased from Bt12.5bn in 1Q08. Despite of the strong operating cash flow, the drawdown of Bt7.9bn long-term loans and debentures was to repay Bt3.2bn of debts, as well as financed CAPEX of Bt3.1bn. Most of cash generated from operation was therefore kept on balance sheet resulted in the sharp increase in cash of Bt13.8bn. This high level of cash is expected to provide flexibility to the Company for future cash need including dividend payment in 2Q09 (AGM in on April 10th approved payment of Bt3.3/share) and the upcoming retirement of Bt3.4bn debentures in 3Q09.

Source and use of fund: 1Q09

1Q09 Source of Fund		Use of Fund	Bt. million
Operating CF before change in working capital	12,030	CAPEX & Fixed assets	3,131
Share capital and share premium	44	Finance cost paid	510
Interest received	73	Cash increase	13,761
Investment	96	Repayment of LT borrowing	3,206
Disposal of property and equipment	4		
Proceed from LT borrowing	7,961		
Changes in working capital	400		
Total	**20,608**	**Total**	**20,608**

FY2009 MANAGEMENT OUTLOOK & STRATEGY

Market subscriber forecast	5m net additions for the market
Market share	Maintain revenue market share
Service revenue	3-4% service revenue growth
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization	8-10% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right)
EBITDA margin	41-42% (equivalent to 48-49% exclude IC)
Capex	Bt13-15bn cash capex (including 3G on 900MHz)
Net IC revenue	Bt400-700m

The telecom market growth is expected to significantly slow down during 2009, following the weakness in economic growth. AIS expect to grow its revenue at 3-4% supported by (1) continued penetration in the upcountry market where consumers are still relatively well-off from the agricultural sector; (2) benign competition with competitive focus gearing toward customer experience, retention program, and quality subscribers rather than aggressive price play; (3) outperforming non-voice service but with slower growth of 10-15% compared to 28% growth in 2008, reflecting lower consumer spending. In addition, handset sales revenue is also expected to slowdown in 2009 following softer consumer demand.

The mobile penetration is expected to reach over 100% in 2009 with overall market net additions on the more organic growth of 5 million, unlike the hype of multiple SIMs in 2007-08 which drove net additions to 8-10 million per year. Since multiple SIMs impact is mostly prevalent in the urban area, the rural market is estimated to remain only 50-60% penetrated and therefore posts opportunity for organic subscriber growth. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share.

The interconnection regime helped bring in price rationality and stability reflected in benign price competition during the past six consecutive quarters. Since the new industry structure was in place, the industry players have been adjusting tariff structure and pricing accordingly to balance between revenue growth and the cost of interconnection. The trend is expected to continue with competition moving away from price-driven/aggressive acquisition strategy toward quality, segment-campaigns, and customer loyalty. Less irrational pricing will translate into less excessive demand on capacity and hence lower burden on capex requirement. Operating expense will also be less pressured as incentives will be toward better quality of revenue, and the right mix of marketing activities to ensure the quality growth amidst a mild-spending mentality of consumers. With AIS's large-scale advantage, the focus of operation in 2009 will be to control its cash operating expense with an aim to deliver stable margin.

Mobile data service will be the key growth driver in the next 3-5 years. The higher speed of data provided in 2008 through EDGE technology was the main supporter of 28% growth. 2009 will be challenging without 3G as consumer demand will be softer, hence the data revenue is expected to grow only 10-15%. The positive side of this projected growth is that even during the heighten inflation in mid-2008 and the weak sentiment in 4Q08, non-voice revenue was still delivering outperforming growth over 20%.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more level-playing field under a fair cost structure. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also well-shape to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.

FINANCIAL SUMMARY

P&L summary	1Q08	4Q08	1Q09	y-o-y	q-o-q
Service revenue	25,682	24,077	24,267	-5.5%	0.8%
Sales revenue	2,966	2,194	2,033	-31.4%	-7.3%
Total revenue	**28,648**	**26,270**	**26,300**	**-8.2%**	**0.1%**
Cost of service	(10,500)	(10,145)	(10,065)	-4.1%	-0.8%
Revenue sharing	(5,157)	(4,823)	(4,982)	-3.4%	3.3%
Cost of Sales	(2,742)	(2,198)	(1,988)	-27.5%	-9.6%
Gross Profit	**10,249**	**9,104**	**9,264**	**-9.6%**	**1.8%**
SG&A	(2,535)	(3,235)	(2,415)	-4.7%	-25.3%
EBITDA	**12,277**	**10,640**	**11,652**	**-5.0%**	**9.5%**
EBT	7,344	2,118	6,529	-11.1%	208.2%
Net Income	**5,124**	**420**	**4,567**	**-10.9%**	**986.3%**

Breakdown – Service revenue	1Q08	4Q08	1Q09
Postpaid – voice	17.7%	18.5%	17.9%
Prepaid – voice	58.5%	57.9%	57.2%
Postpaid – data	5.2%	6.3%	6.8%
Prepaid – data	7.3%	8.2%	8.6%
International roaming	5.4%	3.4%	4.0%
Others (IDD, other fees)	5.9%	5.7%	5.5%
Sales revenue			
Handset	95.0%	94.5%	94.0%
SIM	5.0%	5.5%	6.0%
Breakdown – Cost of service			
Amortisation	68.8%	68.8%	69.4%
Base station	9.6%	9.7%	9.8%
Maintenance	6.7%	7.0%	6.5%
Others	14.9%	14.5%	14.3%
Cost of sales			
Handset	97.6%	96.2%	96.6%
SIM	2.4%	3.8%	3.4%

Balance Sheet summary	1Q08	4Q08	1Q09
Current Assets	26,450	26,896	38,968
Fixed Assets	84,698	81,189	79,318
Total Assets	132,680	128,081	137,644
Total Liabilities	51,937	54,646	59,596
Retained Earnings	52,122	47,755	52,322
Total Equities	80,743	73,436	78,048

Key Ratios	1Q08	4Q08	1Q09
EBITDA	12,277	10,640	11,652
EBITDA Margin	42.9%	40.5%	44.3%
Interest Coverage (x)	20.5	13.3	14.0
DSCR (x)	6.3	3.4	5.6
Net Debt / EBITDA (x)	0.23	0.42	0.19
Net debt to Equity (x)	0.14	0.25	0.12
Total Liabilities to Equity (x)	0.64	0.74	0.76
Free cash flow to EV (%)	10.4%	8.4%	11.0%
ROE (%)	26%	20%	23%

AIS
With you, Always

OPERATIONAL DATA

Subscribers	1Q08	4Q08	1Q09
GSM Advance	2,243,100	2,534,200	2,586,300
GSM 1800	81,400	77,800	76,900
Postpaid	2,324,500	2,612,000	2,663,200
Prepaid	22,762,800	24,698,200	24,918,600
Total subscribers	25,087,300	27,310,200	27,581,800
Net additions			
Postpaid	38,600	123,000	51,200
Prepaid	943,300	412,600	220,400
Total net additions	981,900	535,600	271,600
Churn rate (%)			
Postpaid	1.9%	2.0%	2.0%
Prepaid	4.4%	5.2%	4.8%
Blended	4.2%	4.9%	4.6%
Subscriber market share			
Postpaid	41%	40%	n/a
Prepaid	46%	45%	n/a
Total	46%	44%	n/a
ARPU excl. IC (Bt)			
GSM Advance	757	695	678
GSM 1800	729	666	636
Postpaid	756	695	677
Prepaid	231	193	195
Blended	280	241	241
ARPU incl. net IC (Bt)			
GSM Advance	707	647	634
GSM 1800	729	649	620
Postpaid	708	647	634
Prepaid (One-2-Call!)	237	203	203
Blended	282	245	244
MOU (minutes: billable outgoing only)			
GSM Advance	594	546	533
GSM 1800	476	487	480
Postpaid	589	544	531
Prepaid	260	242	243
Blended	290	270	271
Traffic			
% outgoing to total minute	48%	49%	48%
% on-net to total outgoing minute	71%	76%	77%

This document contains certain forward-looking statements .They refer to future events and to the future financial performance of the companies in Shin Group .Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Shin Corporation Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2009

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2009, and the related statements of income, changes in equity and cash flows for the three-month periods ended 31 March 2009 and 2008 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As mentioned in notes to the financial statements note 2 (b) and 12 (d), as at 31 March 2009, ITV Public Company Limited ("ITV")'s current liabilities exceed its current assets by an amount of Baht 3,436 million and there is a deficit in excess of the share capital of an amount of Baht 2,719 million and ITV's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Operating Agreement") was revoked by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") as ITV did not pay the unpaid operating fee totaling Baht 2,210 million and the interest on the total unpaid operating fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million. Subsequently, ITV ceased its operations and delivered their assets under the Operating Agreement to PMO. ITV has filed statements of claim regarding the unpaid operating fee totaling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 20 February 2009. However, I drew attention to the fact that PMO had revoked the Operating Agreement of ITV as described in note 2(b) - first paragraph to the financial statements. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
15 May 2009

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	31 March 2009 (Unaudited)	31 December 2008	31 March 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		2,525,395	2,728,759	523,143	791,864
Current investment		1,454,123	1,043,634	1,112,619	934,640
Trade accounts, notes receivable and accrued income, net	*4*	1,108,489	1,487,435	-	-
Amounts due from, advances and loans to related parties		943	70,879	-	-
Inventories, net		511,812	545,077	-	-
Other current assets		470,629	505,957	21,930	17,886
Total current assets		**6,071,391**	**6,381,741**	**1,657,692**	**1,744,390**
Non-current assets					
Investments in subsidiaries, associates and jointly-controlled entities, net	*5*	33,275,811	31,237,537	12,502,396	12,502,396
Long-term investments		742,033	413,064	25,000	25,000
Property and equipment, net	*6*	5,715,682	5,608,173	37,697	40,452
Property and equipment under Operating Agreements, net	*6*	16,666,860	17,068,637	-	-
Intangible assets, net	*6*	1,420,548	1,412,506	11,071	11,515
Deferred tax assets		646,428	569,776	-	-
Other non-current assets		611,381	563,359	5,206	6,236
Total non-current assets		**59,078,743**	**56,873,052**	**12,581,370**	**12,585,599**
Total assets		**65,150,134**	**63,254,793**	**14,239,062**	**14,329,989**

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2009 and 31 December 2008

Liabilities and equity	Note	Consolidated financial statements		Separate financial statements	
		31 March 2009 (Unaudited)	31 December 2008	31 March 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	*7*	322,773	296,202	-	-
Trade accounts and notes payable		688,284	960,819	840	840
Accounts payable - equipment		226,308	215,771	-	-
Amounts due to related parties		5,862	4,637	5,035	7,380
Current portion of long-term borrowings	*7*	1,274,693	1,293,743	225	225
Accrued operating fees		578,622	559,545	-	-
Provision for unpaid operating fee and interest	*12 (d)*	3,829,485	3,722,907	-	-
Income tax payable		67,693	71,738	-	-
Other current liabilities		983,816	765,534	30,383	57,559
Total current liabilities		**7,977,536**	**7,890,896**	**36,483**	**66,004**
Non-current liabilities					
Long-term borrowings	*7*	7,896,217	7,726,439	374	430
Deferred tax liabilities		117,154	139,531	-	-
Long-term account payable - equipment		846,797	816,747	-	-
Other non-current liabilities		111,476	120,734	-	-
Total non-current liabilities		**8,971,644**	**8,803,451**	**374**	**430**
Total liabilities		**16,949,180**	**16,694,347**	**36,857**	**66,434**

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2009 and 31 December 2008

Liabilities and equity	Note	Consolidated financial statements 31 March 2009 (Unaudited)	Consolidated financial statements 31 December 2008	Separate financial statements 31 March 2009 (Unaudited)	Separate financial statements 31 December 2008
		(in thousand Baht)			
Equity					
Share capital	8				
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital		3,201,067	3,201,067	3,201,067	3,201,067
Reserves	8				
Share premium		10,197,304	10,197,304	10,197,304	10,197,304
Unrealised gain on dilution of investments in a subsidiary and associates		4,088,352	4,088,352	-	-
Unrealised gain from revaluation of current investment		424	26	-	-
Currency translation differences		(45,216)	(55,665)	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		20,880,165	19,133,558	303,834	365,184
Total equity attributable to equity holders of the Company		**38,822,096**	**37,064,642**	**14,202,205**	**14,263,555**
Minority interests		9,378,858	9,495,804	-	-
Total equity		**48,200,954**	**46,560,446**	**14,202,205**	**14,263,555**
Total liabilities and equity		**65,150,134**	**63,254,793**	**14,239,062**	**14,329,989**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		2,072,404	2,198,683	-	-
Gain on foreign exchange		-	490,690	-	-
Other income	*10*	28,957	52,213	12,665	18,259
Share of profit of associates		2,038,274	2,053,140	-	-
Total revenues		**4,139,635**	**4,794,726**	**12,665**	**18,259**
Expenses					
Cost of sales of goods and rendering of services		1,677,971	1,800,169	-	-
Operating agreement fees		135,280	110,471	-	-
Loss on provision for interest of unpaid operating fee	*12 (d)*	106,578	107,763	-	-
Selling expenses		47,014	49,260	-	-
Administrative expenses		375,880	439,348	45,118	26,712
Loss on foreign exchange		110,164	-	-	-
Impairment loss on investment in a subsidiary		-	60,184	-	87,000
Management benefit expenses		42,846	56,067	28,881	27,335
Total expenses		**2,495,733**	**2,623,262**	**73,999**	**141,047**
Profit (loss) before finance costs and income tax expenses		**1,643,902**	**2,171,464**	**(61,334)**	**(122,788)**
Finance costs		(106,741)	(151,509)	(16)	(5)
Income tax expenses		76,823	(70,377)	-	-
Profit (loss) for the period		**1,613,984**	**1,949,578**	**(61,350)**	**(122,793)**
Attributable to:					
Equity holders of the Company		1,746,607	1,803,618	(61,350)	(122,793)
Minority interest		(132,623)	145,960	-	-
		1,613,984	**1,949,578**	**(61,350)**	**(122,793)**
Earnings (loss) per share (Baht)	*11*				
Basic		0.50	0.56	(0.02)	(0.04)
Diluted		0.50	0.56	(0.02)	(0.04)

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

Consolidated financial statements

	Equity attributable to equity holders of the Company										
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Unrealised gain on dilution from investments	Unrealised gain from revaluation of current investment	Currency translation differences	Retained earnings: Legal reserve	Retained earnings: Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
						(in thousand Bath)					
Balance at 1 January 2008	**3,196,857**	**10,149,871**	**-**	**3,998,014**	**-**	**(99,286)**	**500,000**	**22,127,021**	**39,872,477**	**9,849,001**	**49,721,478**
Advance receipt for share subscription increased during the period	-	-	48,909	-	-	-	-	-	48,909	-	48,909
Unrealised gain on dilution from investments	-	-	-	52,061	-	-	-	-	52,061	-	52,061
Translation of financial statement difference	-	-	-	-	-	(17,443)	-	-	(17,443)	-	(17,443)
Minority interests decreased during the period	-	-	-	-	-	-	-	-	-	(17,778)	(17,778)
Net income (expense) recognised directly in equity	-	-	48,909	52,061	-	(17,443)	-	-	83,527	(17,778)	65,749
Profit for the period	-	-	-	-	-	-	-	1,803,618	1,803,618	145,960	1,949,578
Total recognised income and expense	**-**	**-**	**48,909**	**52,061**	**-**	**(17,443)**	**-**	**1,803,618**	**1,887,145**	**128,182**	**2,015,327**
Issue of share capital											
Increased in share capital	223	2,511	-	-	-	-	-	-	2,734	-	2,734
Balance at 31 March 2008	**3,197,080**	**10,152,382**	**48,909**	**4,050,075**	**-**	**(116,729)**	**500,000**	**23,930,639**	**41,762,356**	**9,977,183**	**51,739,539**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

Consolidated financial statements

	Equity attributable to equity holders of the Company										
							Retained earnings				
	Issued and paid - up share capital	Premium on share capital	Advance receipt for share subscription	Unrealised gain on dilution from investments	Unrealised gain from revaluation of current investment	Currency translation differences	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
						(in thousand Bath)					
Balance at 1 January 2009	**3,201,067**	**10,197,304**	**-**	**4,088,352**	**26**	**(55,665)**	**500,000**	**19,133,558**	**37,064,642**	**9,495,804**	**46,560,446**
Unrealised gain from revaluation of current investment	-	-	-	-	398	-	-	-	398	-	398
Translation of financial statement difference	-	-	-	-	-	10,449	-	-	10,449	-	10,449
Minority interests increased during the period	-	-	-	-	-	-	-	-	-	15,677	15,677
Net income recognised directly in equity	-	-	-	-	398	10,449	-	-	10,847	15,677	26,524
Profit (loss) for the period	-	-	-	-	-	-	-	1,746,607	1,746,607	(132,623)	1,613,984
Total recognised income and expense	**-**	**-**	**-**	**-**	**398**	**10,449**	**-**	**1,746,607**	**1,757,454**	**(116,946)**	**1,640,508**
Balance at 31 March 2009	**3,201,067**	**10,197,304**	**-**	**4,088,352**	**424**	**(45,216)**	**500,000**	**20,880,165**	**38,822,096**	**9,378,858**	**48,200,954**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Separate financial statements					
				Retained earnings		
	Issued and paid-up share capital	Premium on share capital	Advance receipt from share subscription	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company
	(in thousand Baht)					
Balance at 1 January 2008	**3,196,857**	**10,149,871**	**-**	**500,000**	**1,296,842**	**15,143,570**
Advance receipt for share subscription						
increased during the period	-	-	48,909	-	-	48,909
Loss for the period	-	-	-	-	(122,793)	(122,793)
Total recognised income and expense	**-**	**-**	**48,909**	**-**	**(122,793)**	**(73,884)**
Issue share capital						
Increased in share capital	223	2,511	-	-	-	2,734
Balance at 31 March 2008	**3,197,080**	**10,152,382**	**48,909**	**500,000**	**1,174,049**	**15,072,420**
Balance at 1 January 2009	**3,201,067**	**10,197,304**	**-**	**500,000**	**365,184**	**14,263,555**
Loss for the period	-	-	-	-	(61,350)	(61,350)
Total recognised expense	**-**	**-**	**-**	**-**	**(61,350)**	**(61,350)**
Balance at 31 March 2009	**3,201,067**	**10,197,304**	**-**	**500,000**	**303,834**	**14,202,205**

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from operating activities				
Profit (loss) for the period of equity holders of the Company	1,746,607	1,803,618	(61,350)	(122,793)
Adjustments for				
Depreciation and amortisation charges	745,037	633,925	4,150	3,663
Interest income	(25,929)	(44,969)	(12,665)	(18,066)
Interest expenses	90,650	135,566	10	-
Income tax expenses	(76,823)	70,377	-	-
Impairment loss on investment in a subsidiary	-	60,184	-	87,000
Impairment loss on assets	-	86,731	-	-
Share of profit of associate	(2,038,274)	(2,053,140)	-	-
Unrealised loss (gain) on exchange rates	144,430	(535,939)	-	-
Allowance for doubtful accounts	15,673	26,642	-	-
Amortisation cost of loans	26,989	27,396	-	-
(Loss) profit for the period of minority interest	(132,623)	145,960	-	-
Others	15,325	11,653	1,080	6
	511,062	368,004	(68,775)	(50,190)
Changes in operating assets and liabilities				
Trade accounts, notes receivable and accrued income	356,730	(174,231)	-	-
Inventories	5,678	102,167	-	-
Other current assets	79,892	88,186	(3,176)	4,442
Refundable income tax	(27,483)	(82,226)	-	-
Other non-current assets	(20,357)	1,716	1,030	(5,466)
Trade accounts and notes payable	(272,535)	77,742	-	308
Accrued operating fees	125,655	101,975	-	-
Other current liabilities	229,978	241,277	(29,391)	(11,831)
Other non-current liabilities	20,791	74,240	-	-
Interest received	15,242	75,034	9,919	19,014
Interest paid	(101,842)	(163,872)	(10)	-
Income tax paid	(81,159)	(48,126)	-	-
Net cash provided by (used in) operating activities	**841,652**	**661,886**	**(90,403)**	**(43,723)**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompany notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from investing activities				
Net cash outflow on acquisition of a subsidiary	-	-	-	(40,000)
Purchased of property and equipment	(355,185)	(123,121)	(898)	(6,933)
Purchased of intangible assets	(18,574)	(15,474)	(204)	(279)
Net cash outflow on investments in property and equipment under Operating Agreements	(130)	-	-	-
Increased in current investments	(408,533)	-	(177,160)	-
Increased in long-term investments	(328,969)	-	-	-
Decreased (increased) in loans and advances to related parties	2,409	(1,856)	-	20,000
Dividend received from associated company	67,527	-	-	-
Decreased in loan to other companies	-	776	-	-
Net cash received from disposal of equipments	133	987	-	3
Net cash used in investing activities	**(1,041,322)**	**(138,688)**	**(178,262)**	**(27,209)**
Cash flows from financing activities				
Receipts from short-term loans	17,000	-	-	-
Receipts from increase in share capital	-	2,734	-	2,734
Receipts from advance receipt for share subscription	-	48,909	-	48,909
Repayments of short-term loans	-	(59,497)	-	-
Repayments of long-term borrowings	(25,946)	(37,587)	(56)	-
Net cash provided by (used in) financing activities	**(8,946)**	**(45,441)**	**(56)**	**51,643**

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompany notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Net increase (decrease) in cash and cash equivalents	**(208,616)**	**477,757**	**(268,721)**	**(19,289)**
Cash and cash equivalents at beginning of period	2,728,759	6,446,712	791,864	2,575,298
Effects of exchange rate changes on balances held in foreign currencies	5,252	8,187	-	-
Cash and cash equivalents at end of period	**2,525,395**	**6,932,656**	**523,143**	**2,556,009**
Non-cash transactions				
Purchased of property and equipment and other intangible assets by liabilities	25,838	38,099	3,721	7,583
Property and equipment under finance leases	-	3,958	-	-

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompany notes are an integral part of these financial statements

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

The interim financial statements have been approved for issue by board of directors on 15 May 2009.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Company, its subsidiaries, associates and jointly–controlled entities (together "the Shin Crop Group" or "the Group") including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Group are principally engaged in the satellite, internet, telecommunications, media and advertising,

Detail of the Company's subsidiaries and associates as at 31 March 2009 and 31 December 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 31 March 2009	Ownership interest 31 December 2008
			(%)	
Subsidiaries				
Thaicom Public Company Limited and its Group	Operating transponder services for domestic and international coummunications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services in foreign countries and engineering and development services on communication technology and electronics	Thailand	41.14	41.14
ITV Public Company Limited and its Group	At present, ITV has ceased its operation *(note12)* which operated broadcasting of UHF system, lease of equipment for programs and arranging related marketing events.	Thailand	52.92	52.92
I.T. Applications and Service Company Limited	Computer services	Thailand	99.99	99.99
Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	99.96	99.96
Associates				
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular and 1800-MHz cellular telephone system, datakit virtual circuit switch, call center service, broadband internet gateway, voice IP, IP television, distributing electronic cash card, payment via mobile phone, international telephone service and cellular phones	Thailand	42.67	42.67
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, satellite uplink downlink services for domestic and international communications, the printing and publishing of telephone directories, the conducting and printing directories businesses and mobile contents	Thailand	43.48	43.48

SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Basis of preparation of financial statements

(a) Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes and are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standards No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand and the Announcement of the Department of Business Development B.E. 2552.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2008. The focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise as stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month period ended 31 March 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008, except for change in accounting estimate on the useful lives of assets as discussed in note 6.

The following accounting standards, which FAP revised during 2008, are mandatory for accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	*Impairment of Assets*
TAS 54 (revised 2007)	*Non-current Assets Held for Sale and Discontinued operations*

On 30 January 2009, the Department of Business Development issued a notification regarding the condensed items that must have in 2009 financial statement and the cancellation of the notification regarding the condensed items that must have in 2001 financial statement and the notification regarding the condensed items that must have in 2006 financial statement (2nd edition). This notification has applied to the financial statement start from or after 1 January 2009 onward. The Group prepared the financial statement following this notification which requires accountant to perform accordingly.

The adoption of the new and revised TAS and the new notification from the Department of Business Development do not have any material impact on the consolidated or separate financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
PUBLIC COMPANY LIMITED

(b) Financial status of ITV Public Company Limited and its Group ("ITV")

As at 31 March 2009, ITV's current liabilities exceed its current assets by an amount of Baht 3,436 million and deficit in excess of its share capital by an amount of Baht 2,719 million (31 December 2008 and 31 March 2008, ITV's current liabilities exceed its current assets by an amount of Baht 3,000 million and Baht 2,205 million, respectively and deficit in excess of its share capital by an amount of Baht 2,612 million and Baht 2,276 million, respectively). In addition, as discussed in note 12 (d) to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid operating agreement fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million to the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"). ITV has not yet paid these unpaid operating agreement fee including interest and penalty. The company's operating agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, on 30 March 2007, the PMO claimed the undelivered value of assets under operating agreement amounting to Baht 656 million plus interest. Also, the Stock Exchange of Thailand ("SET") has suspended trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting and a plan to undertake new business and rehabilitation of the SET, which is still within the two-year time frame provided by SET for resolving of delisting. In addition, ITV is still in the arbitral proceeding regarding the unpaid operating agreement fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets amounting to Baht 1,120 million represent 1.72% of consolidated total asset *(31 December 2008: Baht 1,117 million, represented 1.77%)* and liabilities amounting to Baht 3,839 million represent 22.65% of consolidated total liabilities *(31 December 2008: Baht 3,730 million, represented 22.34%)* of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 2,719 million as at 31 March 2009 *(31 December 2008: Baht 2,612 million)* has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share paid to ITV's capital. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities as at 31 March 2009 and 31 December 2008 would be reduced by Baht 2,719 million and Baht 2,612 million, respectively. The retained earnings and shareholders' equity as at 31 March 2009 and 31 December 2008 increased by Baht 2,719 million and Baht 2,612 million, respectively.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Significant transactions for the periods ended 31 March 2009 and 2008 with related parties are as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Interest received	-	-	-	404
	-	**-**	**-**	**404**
Associates				
Computer services income	28,271	21,805	-	-
Advertising income	50,282	85,425	-	-
(Gross 2009: Baht 212,175 thousand 2008: Baht 275,680 thousand)				
Rental income and others	18,731	13,361	-	-
	97,284	**120,591**	**-**	**-**
Jointly-controlled entities				
Rental income and others	11,088	12,715	-	-
	11,088	**12,715**	**-**	**-**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	1,199	1,920
	-	**-**	**1,199**	**1,920**
Associates				
Rental and other expenses	7,872	11,797	288	440
	7,872	**11,797**	**288**	**440**
Jointly-controlled entities				
Advertising expenses and others	639	5	-	-
	639	**5**	**-**	**-**
Related parties				
Rental and other expenses	9,541	4,598	-	-
	9,541	**4,598**	**-**	**-**
Directors' remuneration	7,562	7,501	4,465	4,418
	7,562	**7,501**	**4,465**	**4,418**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Balances as at 31 March 2009 and 31 December 2008 with related parties are as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in thousand Baht)			
Trade accounts and notes receivable - related parties				
Associates	175,042	400,533	3	-
Jointly-controlled parties	18,529	11,757	4	-
Total	**193,571**	**412,290**	**7**	**-**
Accrued income - related parties				
Associates	8,648	22,373	-	-
Jointly-controlled parties	2,103	2,303	-	-
Total	**10,751**	**24,676**	**-**	**-**
Amounts due from and advances loans to related parties				
Subsidiaries	-	-	4,844	-
Associates	23	68,601	191	-
Jointly-controlled parties	920	2,278	-	-
Total	**943**	**70,879**	**5,035**	**-**
Other current asset				
Related parties	281	-	-	-
Total	**281**	**-**	**-**	**-**
Trade accounts and notes payable - related parties				
Associates	33,191	34,359	-	-
Jointly-controlled parties	290	249	-	-
Related parties	2,590	4,393	-	-
Total	**36,071**	**39,001**	**-**	**-**
Amounts due to related parties				
Subsidiaries	-	-	-	7,435
Associates	191	448	-	-
Jointly-controlled parties	3,299	2,845	-	-
Related parties	2,372	1,344	-	-
Total	**5,862**	**4,637**	**-**	**7,435**
Other current liabilities - related parties				
Subsidiaries	-	-	77	-
Associates	13,586	28,175	-	-
Total	**13,586**	**28,175**	**77**	**-**
Other liabilities - related parties				
Associates	14,137	16,514	-	-
Jointly-controlled parties	40	-	-	-
Total	**14,177**	**16,514**	**-**	**-**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Warrants granted to directors (note 8)

Directors' remuneration

Directors' remuneration which included in management benefit expenses represents monthly allowance, bonus and meeting allowance which paid to chairman of the board, independent directors, non-executive directors as approved by the shareholders of the Group and the Company. For the three-month periods ended 31 March 2009 and 2008, the directors' remuneration was Baht 7.56 million and Baht 7.50 million, respectively on a consolidation basis and Baht 4.46 million and Baht 4.42 million, respectively, on the Company basis.

Other agreements with related parties

Commitments and other agreements with related parties

1. The Company and certain associates had entered into agreements with a subsidiary, under which the subsidiary was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. The Company and associates were committed to pay the subsidiary for services in respect of the agreements at approximately Baht 67.20 million per year *(As at 31 December 2008: approximately Baht 68.62 million).*

2. A subsidiary had entered into an agreement with an associated company, under which the associated company was committed to provide uplink data service for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately Baht 14.49 million *(As at 31 December 2008: approximately Baht 16.15 million).*

3. A subsidiary had entered into an agreement with a jointly-controlled entities, under which the jointly-controlled entities was committed to responsible for ensuring the IPSTAR gateway system perform in accordance to the industry standard for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately USD 0.82 million *(As at 31 December 2008: approximately USD 0.88 million).*

4. A subsidiary had entered into agreements with associates and jointly-controlled entities, under which a subsidiary was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Associates and jointly-controlled entities were committed to pay a subsidiary for the service of the agreements at approximately USD 0.43 million and Baht 2.95 million *(As at 31 December 2008: approximately USD 0.86 million).* The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

4 Trade accounts, notes receivable and accrued income, net

	Note	Consolidated financial statements 31 March 2009	Consolidated financial statements 31 December 2008	Separate financial statements 31 March 2009	Separate financial statements 31 December 2008
		(in thousand Baht)			
Trade accounts and notes receivable					
Related parties	3	193,571	412,290	-	-
Other parties		1,376,212	1,486,467	-	-
Accrued income					
Related parties	3	10,751	24,676	-	-
Other parties		137,923	151,754	-	-
Total		**1,718,457**	**2,075,187**	-	-
Less allowance for doubtful accounts		(609,968)	(587,752)	-	-
Net		**1,108,489**	**1,487,435**	-	-

Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements 31 March 2009	Consolidated financial statements 31 December 2008	Separate financial statements 31 March 2009	Separate financial statements 31 December 2008
	(in thousand Baht)			
Within credit terms	413,720	826,333	-	-
Overdue:				
Less than 3 months	309,368	196,287	-	-
3 - 6 months	157,838	209,003	-	-
6 - 12 months	100,084	95,766	-	-
Over 12 months	588,773	571,368	-	-
Total	**1,569,783**	**1,898,757**	-	-
Less allowance for doubtful accounts	(609,968)	(587,752)	-	-
Net	**959,815**	**1,311,005**	-	-

5 Investments in subsidiaries, associates and jointly-controlled entities, net

	Consolidated financial statements 31 March 2009	Separate financial statements 31 March 2009
	(in thousand Baht)	
At 1 January 2009	31,237,537	12,502,396
Share of profits of associates	2,038,274	-
At 31 March 2009	**33,275,811**	**12,502,396**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Investments in subsidiaries and associates as at 31 March 2009 and 31 December 2008 and dividend income from those investments for the three-month period ended 31 March are as follows:

	Consolidated financial statements									
	Ownership interest		Paid-up capital		Cost method		Equity method - net		Dividend income for the three-month periods ended	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 March 2008
	(%)		*(in thousand Baht)*							
Associates										
Advanced Info Service Public Company Limited	42.67	42.67	2,961,749	2,961,740	8,807,456	8,807,456	33,049,857	31,037,421	-	-
CS Loxinfo Public Company Limited	43.48	43.48	157,347	157,347	1,481,525	1,481,525	225,954	200,116	-	-
Total			**3,119,096**	**3,119,087**	**10,288,981**	**10,288,981**	**33,275,811**	**31,237,537**	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the three-month periods ended	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 March 2008
	(%)		(in thousand Baht)									
Subsidiaries												
Thaicom Public Company Limited	41.27	41.14	5,479,688	5,479,688	3,612,974	3,612,974	-	-	3,612,974	3,612,974	-	-
ITV Public Company Limited	52.92	52.92	6,033,487	6,033,487	3,297,255	3,297,255	(3,297,255)	(3,297,255)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10,000	10,000	10,000	10,000	-	-	10,000	10,000	-	-
Matchbox Company Limited	99.96	99.96	9,000	9,000	71,966	71,966	-	-	71,966	71,966		
			11,532,175	11,532,175	6,992,195	6,992,195	(3,297,255)	(3,297,255)	3,694,940	3,694,940	-	-
Associate												
Advanced Info Service Public Company Limited	42.69	42.67	2,961,749	2,961,740	8,807,456	8,807,456	-	-	8,807,456	8,807,456	-	-
			2,961,749	2,961,740	8,807,456	8,807,456	-	-	8,807,456	8,807,456	-	-
Total			14,493,924	14,493,915	15,799,651	15,799,651	(3,297,255)	(3,297,255)	12,502,396	12,502,396	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Significant movements in investments during the three-month period ended 31 March 2009 were as follows:

a) Increased in registered capital of Artware Media Company Limited, a subsidiary of ITV

On 18 March 2009, the board of directors had a resolution to increase registered capital of Artware Media Co., Ltd. from Baht 20 million to Baht 25 million by increase share capital from 200,000 shares to 250,000 shares at Baht 100 per share.

b) Additional share capital of Mfone Company Limied ("Mfone")

On 8 January 2009, Mfone registered additional share capital with the Ministry of Commerce of Cambodia. The board of director passed a resolution to approve the increase of ordinary share of USD 4.8 million from USD 19.2 million to USD 24 million, comprise of 24 million ordinary shares at USD 1 each.

c) Dividend payment of Lao Telecommunications Company Limited ("LTC"), an indirect jointly-controlled entity of THCOM

On 3 February 2009, the shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

d) Dividend payment of Shenington Investments Pte Limited ("Shenington"), a jointly-controlled entity of THCOM

On 3 March 2009, the board of directors of Shenington passed the circulation of resolution to approve the appropriation of interim dividends of SGD 0.4844 per share, amounting to SGD 7.1 million in respect of the company's operation in 2008.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under Operating Agreements	Goodwill	Other intangible assets
	(in thousand Baht)			
Transactions during the three-month period ended 31 March 2009				
Net book value at 1 January 2009	**5,608,173**	**17,068,637**	**144,076**	**1,268,430**
Additions	364,107	130	-	20,782
Disposals	(60)	-	-	-
Transfers, net	(4,858)	114	-	27,161
Write-off, net	(1,109)	-	-	(7,884)
Depreciation/amortisation charge	(311,540)	(402,021)	-	(31,476)
Foreign currency translation adjustment	60,969	-	-	(541)
Net book value at 31 March 2009	**5,715,682**	**16,666,860**	**144,076**	**1,276,472**
As at 31 March 2009				
Cost	9,901,774	30,402,541	1,696,481	1,987,831
Less Accumulated depreciation/amortisation	(4,148,797)	(11,834,689)	-	(711,359)
Less Allowance for impairment	(37,295)	(1,900,992)	(1,552,405)	-
Net book value	**5,715,682**	**16,666,860**	**144,076**	**1,276,472**

Effective from 1 January 2009, Mfone Company Limited ("Mfone") has revised its accounting estimate on the useful lives of network assets from 15 years to 5 – 10 years. The change results in an increase in depreciation for the three-month period ended 31 March 2009 in the consolidated financial statements in the amount of Baht 55 million.

As at 31 March 2009, property and equipment includes property and equipment under the Operating Agreements of Mfone, an indirect jointly-controlled entity of THCOM, of approximately Baht 2,679 million *(31 December 2008: Baht 1,409 million)*. According to the operating agreement, Mfone must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the operating agreement, 4 March 2028 as describe in note 12 (g).

	Separate financial statements	
	Property and equipment	Other intangible assets
	(in thousand Baht)	
Transactions during the three-month period ended 31 March 2009		
Net book value at 1 January 2009	**40,452**	**11,515**
Additions	690	280
Write–off, net	(19)	-
Depreciation/amortisation charge	(3,426)	(724)
Net book value at 31 March 2009	**37,697**	**11,071**
As at 31 March 2009		
Cost	106,253	61,177
Less Accumulated depreciation/amortisation	(68,556)	(50,106)
Net book value	**37,697**	**11,071**

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Interest bearing liabilities

	Consolidated financial statements	Separate financial statements
	31 March 2009	
	(in thousand Baht)	
Current liabilities		
Bank overdrafts and short-term loan banks and financial institutes	322,773	-
Finance lease liabilities	4,037	225
Current portion of long-term borrowings	1,270,656	-
	1,597,466	**225**
Non-current liabilities		
Finance lease liabilities	14,168	374
Long - term borrowings	7,882,049	-
	7,896,217	**374**
Total borrowings	**9,493,683**	**599**

The movements in the borrowings for the three-month period ended 31 March 2009 was as follows:

	Consolidated financial statements	Separate financial statements
	31 March 2009	
	(in thousand Baht)	
At 1 January 2009	**9,316,385**	**655**
Additions	17,000	-
Repayments	(25,946)	(56)
Amortisation of finance costs	26,989	-
Unrealised loss from exchange rate	159,255	-
At 31 March 2009	**9,493,683**	**599**

Credit facilities

As of 31 March 2009, THCOM group had available short-term credit facilities for loans from local and oversea banks are Baht 1,326 million and USD 19 million *(As of 31 December 2008: Baht 1,345 million and USD 23 million).*

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the three-month period ended 31 March 2009				
			Issued and fully paid-up shares		
	Authorised number of shares	Number of shares	Ordinary shares	Share premium	Total
	(in thousand Shares)		*(in thousand Baht)*		
At 1 January 2008	5,000,000	3,201,067	3,201,067	10,197,304	13,398,371
Issue of shares	-	-	-	-	-
At 31 March 2009	**5,000,000**	**3,201,067**	**3,201,067**	**10,197,304**	**13,398,371**

Warrants

Movements in the number of outstanding warrants are as follows;

	For the three-month period ended 31 March 2009			
	At 1 January 2009	Exercised during the period	Expired during the period	At 31 March 2009
		(in thousand units)		
ESOP - Grant III				
- Directors	6,420	-	-	6,420
- Employees	2,719	-	-	2,719
Total	**9,139**	-	-	**9,139**
ESOP - Grant IV				
- Directors	9,356	-	-	9,356
- Employees	6,644	-	-	6,644
Total	**16,000**	-	-	**16,000**
ESOP - Grant V				
- Directors	6,159	-	-	6,159
- Employees	7,931	-	-	7,931
Total	**14,090**	-	-	**14,090**
Total	**39,229**	-	-	**39,229**

a) ***Warrants issued and offered to directors and employees (ESOP)***

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units Million	Percentage*	Exercise price Baht/unit**	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	11.999	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	30.222	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	35.124	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	32.693	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.
** The latest adjustment of exercised price was on 20 April 2009.

b) ***Increase in share capital of the companies in the Group***

In 2009, certain warrants issued to directors and employees of ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to March 2009, are as follows:

Company	Units of exercise *(in thousand units)*	Share capital increased *(in thousand Baht)* from	to	Premium on share capital increased *(in thousand Baht)* from	to	Decrease in % of interest of the Company from	to
ADVANC	8	2,961,740	2,961,749	21,545,336	21,546,061	42.67	42.67

9 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services, uplink and downlink services, sale and service related to media, internet and provide telecommunication services in Laos PDR and Cambodia.
Media and advertising	Airtime rental, television broadcasting *(ceased its operation due to the revocation of the Operating Agreement in March 2007)* and the provision of advertising services to the Group and third parties.
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Financial information by business segments:

	For the three-month period ended 31 March 2009					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,758,671	260,688	61,007	(7,962)	2,072,404
Share of profit of associates	2,012,437	25,837	-	-	-	2,038,274
Cost of sales and services	-	(1,524,598)	(254,127)	(35,218)	692	(1,813,251)
Selling and administrative expenses	-	(354,711)	(147,395)	(77,531)	7,318	(572,319)
Net profit (loss) from operating activities	**2,012,437**	**(94,801)**	**(140,834)**	**(51,742)**	**48**	**1,725,108**
Loss for exchange rate	-	(110,158)	(6)	-	-	(110,164)
Other revenues	-	6,530	9,200	13,227	-	28,957
Profit (loss) before interest and tax	**2,012,437**	**(198,429)**	**(131,640)**	**(38,515)**	**48**	**1,643,901**
Interest expense	-	(106,597)	(88)	(56)	-	(106,741)
Income tax	-	81,784	621	(5,582)	-	76,823
Net results from subsidiaries to minority interests	-	132,614	9	-	-	132,623
Net profit (loss)	**2,012,437**	**(90,628)**	**(131,098)**	**(44,153)**	**48**	**1,746,606**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the three–month period ended 31 March 2008					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,839,858	325,263	45,162	(11,600)	2,198,683
Share of profit of associates	2,026,449	26,691	-	-	-	2,053,140
Cost of sales and services	-	(1,552,737)	(316,776)	(42,132)	1,005	(1,910,640)
Selling and administrative expenses	-	(360,715)	(147,405)	(154,959)	10,641	(652,438)
Net profit (loss) from operating activities	**2,026,449**	**(46,903)**	**(138,918)**	**(151,929)**	**46**	**1,688,745**
Gain (loss) from exchange rate	-	490,731	(16)	(25)	-	490,690
Loss from impairment of investment	-	-	-	(60,184)	-	(60,184)
Other revenues	-	24,727	9,201	18,285	-	52,213
Profit (loss) before interest and tax	**2,026,449**	**468,555**	**(129,733)**	**(193,853)**	**46**	**2,171,464**
Interest expense	-	(147,935)	(2,683)	(1,298)	407	(151,509)
Income tax	-	(71,195)	-	818	-	(70,377)
Net results from subsidiaries to minority interests	-	(145,969)	9	-	-	(145,960)
Net profit (loss)	**2,026,449**	**103,456**	**(132,407)**	**(194,333)**	**453**	**1,803,618**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

For the satellite and international business segment for the three-month periods ended 31 March 2009 and 2008 can be shown financial information by sub-business segments as follows:

	For the three-month period ended 31 March 2009					
	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
	(in thousand Baht))					
Revenues	1,093,926	88,610	591,893	-	(15,758)	1,758,671
Share of profit of associate	-	25,837	-	-	-	25,837
Total revenues	**1,093,926**	**114,447**	**591,893**	-	**(15,758)**	**1,784,508**
Segment results	**(220,207)**	**20,180**	**151,994**	**(43,807)**	**(2,961)**	**(94,801)**
Operating loss						**(94,801)**

	For the three-month period ended 31 March 2008					
	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
	(in thousand Baht))					
Revenues	1,352,272	83,921	422,996	-	(19,331)	1,839,858
Share of profit of associate	-	26,691	-	-	-	26,691
Total revenues	**1,352,272**	**110,612**	**422,996**	-	**(19,331)**	**1,866,549**
Segment results	**(218,056)**	**27,438**	**164,222**	**(18,945)**	**(1,562)**	**(46,903)**
Operating loss						**(46,903)**

Financial information by business geographical areas

Consolidated revenue and segment results, based on geographical segments, for the three-month periods ended 31 March 2009 and 2008 were as follows:

	For the three-month period ended 31 March			
	2009	2008	2009	2008
	Revenue		**Segment results**	
	(in thousand Baht)			
Thailand	2,910,495	3,110,317	1,666,988	1,482,574
Cambodia	453,172	292,760	101,596	104,150
Lao PDR	200,423	191,933	57,465	58,586
Australia	314,663	435,419	(9,867)	95,591
Others	231,925	221,394	(91,073)	(52,156)
Total	**4,110,678**	**4,251,823**	**1,725,109**	**1,688,745**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Other income

Other income for the three-month periods ended 31 March 2009 and 2008 are as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Interest income	25,929	44,969	12,665	18,066
Others	3,028	7,244	-	193
Total	**28,957**	**52,213**	**12,665**	**18,259**

11 Earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing the net profit (loss) for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2009.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates do not have material impacted to the calculation of diluted earnings per share.

The basic earnings (loss) per share and the diluted earnings (loss) per share are as follows:

	Consolidated financial statements For the three-month periods ended 31 March					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	1,746,607	1,803,618	3,201,067	3,196,926	0.50	0.56
The effect of dilutive potential shares	-	-	-	2,243	-	-
Diluted earnings per share	**1,746,607**	**1,803,618**	**3,201,067**	**3,199,169**	**0.50**	**0.56**

	Separate financial statements For the three-month periods ended 31 March					
	Net loss		Weighted average number of shares		Loss per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic loss per share	(61,350)	(122,793)	3,201,067	3,196,926	(0.02)	(0.04)
The effect of dilutive potential shares	-	-	-	2,243	-	-
Diluted loss per share	**(61,350)**	**(122,793)**	**3,201,067**	**3,199,169**	**(0.02)**	**(0.04)**

CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Contingencies and commitments

a) Operating Agreement commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Operating Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. **A case in which ITV is the plaintiff** regarding to the arbitration institution dispute No. 46/2550 whereby the PMO's unduly termination of the Operating Agreement which was wrongfully performed in breach of the Operating Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee and interest in the total amount approximately Baht 100,000 million. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. **A case in which ITV is the defendant** whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Operating Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

SHIN CORPORATION PUBLIC COMPANY LIMITED

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is an indirect jointly-controlled entity of THCOM, which was established under the terms of a Jointly-controlled entity Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Jointly-controlled entity Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington, which is a 51% jointly-controlled entity of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 31 March 2009, LTC has remaining additional investment of approximately US Dollars 142 million *(31 December 2008: US Dollar 149 million)*.

c) Capital commitments

The Group's capital expenditure contracted but not recognized in the consolidated financial statements (Company: nil) is, as at 31 March 2009, Shenington Group's capital expenditure contracted was US Dollars 35 million (approximately Baht 1,239 million) *(31 December 2008: US Dollars 15 million (approximately Baht 540 million))* in the proportionate consolidation basis.

d) Contingencies

ITV is a defendant in various legal actions, which were occurred before the revocation of the Operating Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

The dispute between ITV and the PMO relating to the Operating Agreement

1) The progression of the dispute between ITV and the PMO

Up to the present, ITV filed two statements of claim to the Arbitration Institute as follows:

1. Black Case No. 1/2550, ITV filed the statement of claim which referred to the penalty for alteration of television programming and interest of overdue operating agreement fee.

2. Black Case No. 46/2550, ITV filed the statement of claim to the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Operating Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO's claim for ITV for payment of the operating agreement fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

Both statements of claim are in the process of consideration by the Arbitration Institute. The sequence of significant events of the dispute between ITV and the PMO up to 31 December 2008 was disclosed in the financial statements for the year ended 31 December 2008.

SHIN CORPORATION PUBLIC COMPANY LIMITED

2) The contingent liabilities and the accounting recognition of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO, the contingent liability are as follows:

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements as the Black Case number 640/2550 filed by the PMO demanding that ITV pay the operating fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award the Black Case number 1/2550 granted by the arbitration panel and the final legal proceeding.

2. In regard of the operating fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter ended 31 December 2006, the provision for unpaid operating fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Operating Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the operating agreement fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Operating Agreement to be finalised.

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, ITV has already recorded provision for unpaid operating fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 938 million in these financial statements, which of the amount of Baht 107 million was loss on provision for interest on the unpaid operating fee and interest for the three-month period ended 31 March 2009.

e) Assessment for income tax in India

The Tax Authority in India ('the said Authority') has held that the payments received by THCOM for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. As THCOM considers Transponder Services are the business income, however, THCOM does not have permanent establishment in India, then the service incomes are not subject to Indian income tax. THCOM did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs. 612.1 million (approximately Baht 400 million) exclusive of interest amounting to Rs. 92.7 million (approximately Baht 61 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 324.9 million (approximately Baht 212 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment the demand above including interest for late payment amounting to Rs. 83.2 million (approximately Baht 54 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 15 million)

THCOM had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.9 million (approximately Baht 319 million). THCOM had also deposited Rs.405.3 million (approximately Baht 265 million). In February 2009, THCOM paid additional deposit Rs. 22.6 million (approximately Baht 15 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 280 million). THCOM presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 144 million), payable to the said Authority.

If THCOM receives favorable Order from the Appellate Authority (ies) of India, the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if THCOM can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, out of the total tax liability demanded by ITA of Rs. 1,135.5 million (approximately Baht 742) which will be charged as expense immediately, THCOM will be requested to make payment for the balance amount of Rs. 219.6 million (approximately Baht 144 million) as stated above with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate

Authority decides that the income from TPS is a royalty but THCOM did not conceal any income or intentionally declare incorrect income in its income tax returns, the Appellate Authority may decide to set aside the penalty imposed by the Authority on THCOM.

f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of USD1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than USD1, therefore, the Group does not recognise this obligation as its liabilities in these interim financial statements. As of 31 March 2009, the remaining share option was 0.63 million shares. *(As at 31 December 2008: Baht 0.63 million shares).*

g) Operating agreement commitments

Certain subsidiary and jointly-controlled entities have obtained operating agreement from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the operating agreement, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

THAICOM Public Company Limited ("THCOM")

THCOM was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The operating agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, THCOM must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, THCOM, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

Mfone Company Limited ("Mfone")

Mfone, an indirect jointly-controlled entity of THCOM in Cambodia, has obtained a operating agreement from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

SHIN CORPORATION

h) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 31 March 2009 and 31 December 2008 (Company: nil) are as follows:

	Consolidated financial statement	
	31 December 2009	31 December 2008
	(in million Baht)	
Not later than 1 year	236	354
Later than 1 year and not later than 5 years	375	412
Later than 5 years	155	160
Total	**766**	**926**

i) Obligation under "Financing and Project Agreement"

LTC, an indirect jointly-controlled entity of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

13 Significant event of Advance Info Service Public Company Limited and its Group

13.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions.

According to the operating agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated entering into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

On 30 December 2008, TOT has notified in writing to ADVANC that result of the negotiation between TOT and ADVANC regarding rate and calculating method of the revenue sharing can not be concluded and requested ADVANC to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of ADVANC within 30 December 2008. ADVANC has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, ADVANC and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by ADVANC.

13.2 Significant event of ADVANC and DPC

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT, who is the Telephone Organization of Thailand at that time, and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

SHIN CORPORATION PUBLIC COMPANY LIMITED

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised

the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

13.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall be in favour of ADVANC and have no material impact to the financial statements of ADVANC because this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited

1) On 9 January 2008, CAT submitted a dispute Black Case No. 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   On 1 October 2008, CAT has submitted the revision of petition to adjust amount of claimed down to Baht 3,410 million which a penalty of the unpaid amount is calculated up to January 2008 for Baht 790 million and value added tax Baht 171 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent letter no. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT, CAT, DPC, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as DTAC had received from TOT.

   On 12 October 2006, TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

   On 29 July 2008, CAT submitted a dispute Black Case No. 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th - 10th operation year until the full payment is made.

   At present, said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the rulings of the Arbitration Panel of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respect.

SHIN CORPORATION PUBLIC COMPANY LIMITED

3) On 3 February 2009, CAT has submitted a dispute under Black Case No. 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer ownership under the Agreement.

   The above dispute is in process of DPC to prepare the objection according to arbitration procedures. ADVANC's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and AIN to pay compensation for damage plus 7.5% interest per annum up to the date of case submission equaling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialling from no.005 of the subsidiary, instead of No. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease ADVANC and AIN to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of AIN. On 26 February 2009, The Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

At present, the said case is under the court process. ADVANC's management believes that the result of the said case shall be in favour of ADVANC and have no material impact to the consolidated financial statements of ADVANC. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, ADVANC has not infringed and made damage to CAT.

14 Bank guarantees

As at 31 March 2009, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 632 million, USD 44 million *(As at 31 December 2008: Baht 631 million, USD 44 million)* on a consolidated basis.

15 Events after the balance sheet date

The approval of dividend payment

The approved dividend payment of associated companies

At the Annual General Meeting of shareholders of ADVANC and CSL passed resolutions to approve the dividend payment as follows:

Company	Date of Meeting	Dividend	Interim dividend paid during 2008	Outstanding balance	Amount
			(Baht/share)		*(in million Baht)*
Associates					
ADVANC	8 April 2009	6.30	3.00	3.30	9,774
CSL	8 April 2009	0.72	0.50	0.22	127

The approved dividend payment of the Company

On 10 April 2009, the Company's shareholders passed the resolution to approve dividend payment to the Company's shareholders as follows:

	Payment *(Baht/share)*	Estimated dividend payment *(in million Baht)*
1) Dividend payment for 2008 (paid as interim dividend) *(Remark)*	2.40	7,683
2) Interim dividend for the period from 1 January to 9 April 2009	1.25	4,001

Remark : The Company has paid 2009 dividend as the first interim dividend which was approved by the 2008 Annual General Shareholder's meeting on 22 April 2008 from the operating result for the period from 1 January to 10 April 2008 at Baht 1.25 per share, totally Baht 4,001 million. The dividend was paid to shareholders on 12 May 2008. On 14 August 2008, the Company's Board of Directors passed a resolution to pay the second interim dividend at Baht 1.15 per share, totalling Baht 3,681 million from the operating result for the period from 11 April to 13 August 2008. The dividend was paid to shareholders on 11 September 2008. Total dividend that was paid during the year was Baht 2.40 per share. Therefore, there was no additional dividend from the operating result for the year 2008 to be approved by the 2009 annual general shareholders' meeting.

The Company has scheduled to close the share registration book in order to determine the right of shareholders to receive the interim dividend on 23 April 2009 and to pay dividend on 6 May 2009.

The increase in registered capital of Cambodia DTV Network (CDN), a jointly–controlled entity of THCOM

On 10 April 2009, CDN has registered with the ministry of commerce of Cambodia to increase its share capital by Riel 2,000 million (USD 500,000) or from Riel 400 million (USD 100,000), which are 1,000 shares at Riel 400,000 (USD 100) per share, to Riel 2,400 million (USD 600,000), which are 1,000 shares at Riel 2,400,000 (USD 600) per share.

16 Reclassification of accounts

Certain accounts in the statement of income for the three-month period ended 31 March 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	2008 Consolidated financial statements		
	Before Reclass	Reclass	After Reclass
		(in thousand Baht)	
Statement of income			
Selling and administrative expenses	553,117	(553,117)	-
Selling expenses	-	49,260	49,260
Administrative expenses	-	439,348	439,348
Director remuneration	7,501	(7,501)	-
Management benefit expenses	-	56,067	56,067
Interest expenses	135,566	(135,566)	-
Finance costs	-	151,509	151,509
		-	

	2008 Separate financial statements		
	Before Reclass.	Reclass.	After Reclass.
		(in thousand Baht)	
Statement of income			
Selling and administrative expenses	49,634	(49,634)	-
Administrative expenses	-	26,712	26,712
Director remuneration	4,418	(4,418)	-
Management benefit expenses	-	27,335	27,335
Finance costs	-	5	5
		-	

The reclassifications have been made to comply with the classification set out in the Pronouncement of the Department of Business Development *Determination of items in the financial statements B.E. 2552* dated 30 January 2009.